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                                    FORM T-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                      CHECK IF AN APPLICATION TO DETERMINE
                      ELIGIBILITY OF A TRUSTEE PURSUANT TO
                              SECTION 305(b)(2) [X]

                           ---------------------------

                            BNY MIDWEST TRUST COMPANY
                 (formerly known as CTC Illinois Trust Company)
               (Exact name of trustee as specified in its charter)


Illinois                                               36-3800435
(State of incorporation                                (I.R.S. employer
if not a U.S. national bank)                           identification no.)

2 N. LaSalle Street
Suite 1020
Chicago, Illinois                                      60602
(Address of principal executive offices)               (Zip code)

                           ---------------------------

                          IKON Receivables Funding, LLC
               (Exact name of obligor as specified in its charter)

Delaware                                               Pending
(State or other jurisdiction of                        (I.R.S. employer
incorporation or organization)                         identification no.)

1738 Bass Road
P.O. Box 9115
Macon, Georgia                                         31208
(Address of principal executive offices)               (Zip code)

                           ---------------------------

                        Lease-Backed Notes, Series 2002-1
                       (Title of the indenture securities)


= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

     1.   General information. Furnish the following information as to the
          Trustee:

     (a) Name and address of each examining or supervising authority to which it is subject.

--------------------------------------------------------------------------------
                 Name                               Address
--------------------------------------------------------------------------------

     Office of Banks & Trust Companies       500 E. Monroe Street
     of the State of Illinois                Springfield, Illinois 62701-1532

     Federal Reserve Bank of Chicago         230 S. LaSalle Street
                                             Chicago, Illinois 60603

     (b)  Whether it is authorized to exercise corporate trust powers.

     Yes.

2.   Affiliations with Obligor.

     If the obligor is an affiliate of the trustee, describe each such affiliation.

     None.

16.  List of Exhibits.

     Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

     1. A copy of Articles of Incorporation of BNY Midwest Trust Company (formerly CTC Illinois Trust Company, formerly Continental Trust Company) as now in effect. (Exhibit to Form T-1 filed with the Registration Statement No. 333-47688.)

     2,3. A copy of the Certificate of Authority of the Trustee as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit to Form T-1 filed with the Registration Statement No. 333-47688.)

     4. A copy of the existing By-laws of the Trustee. (Exhibit to Form T-1 filed with the Registration Statement No. 333-47688.)

     6. The consent of the Trustee required by Section 321(b) of the Act. (Exhibit A)

     7. A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority. (Exhibit B)

                                    SIGNATURE

     Pursuant to the requirements of the Act, the Trustee, BNY Midwest Trust Company, a corporation organized and existing under the laws of the State of Illinois, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Chicago, and State of Illinois, on the 22th day of May, 2002.


                                      BNY Midwest Trust Company


                                 By: /s/ ERIC LINDAHL
                                     --------------------------------
                                     Name:  ERIC LINDAHL
                                     Title: VICE PRESIDENT

                                                                       Exhibit A

                               CONSENT OF TRUSTEE

     Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939 in connection with the proposed issue of IKON Receivables Funding, LLC's Lease-Backed Notes, Series 2002-1, we hereby consent that reports of examinations by Federal, State, Territorial, or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.


                                   BNY Midwest Trust Company


                               By: /s/ ERIC LINDAHL
                                   --------------------------------
                                   Name:  ERIC LINDAHL
                                   Title: VICE PRESIDENT

Dated: May 22, 2002

                                                                       Exhibit B

                         OFFICE OF BANKS AND REAL ESTATE
                       Bureau of Banks and Trust Companies

                        CONSOLIDATED REPORT OF CONDITION
                                       OF

                            BNY Midwest Trust Company
                           209 West Jackson Boulevard
                                    Suite 700
                             Chicago, Illinois 60606

Including the institution's domestic and foreign subsidiaries completed as of the close of business on December 31, 2001, submitted in response to the call of the Office of Banks and Real Estate of the State of Illinois.

                                 ASSETS                                           Thousands of Dollars
                                 ------                                           --------------------
1.      Cash and Due from Depository Institutions ......................                 11,694

2.      U.S. Treasury Securities .......................................                  - 0 -

3.      Obligations of States and Political Subdivisions ...............                  - 0 -

4.      Other Bonds, Notes and Debentures ..............................                  - 0 -

5.      Corporate Stock ................................................                  - 0 -

6.      Trust Company Premises, Furniture, Fixtures and Other                               363
        Assets Representing Trust Company Premises .....................

7.      Leases and Lease Financing Receivables .........................                  - 0 -

8.      Accounts Receivable ............................................                  4,004

9.      Other Assets ...................................................

        (Itemize amounts greater than 15% of Line 9)                                     86,882
                Intangible Asset - Goodwill ..................... 86,813

10.     TOTAL ASSETS ...................................................                102,943

                         OFFICE OF BANKS AND REAL ESTATE
                       Bureau of Banks and Trust Companies

                        CONSOLIDATED REPORT OF CONDITION
                                       OF

                            BNY Midwest Trust Company
                           209 West Jackson Boulevard
                                    Suite 700
                             Chicago, Illinois 60606

                                  LIABILITIES                                    Thousands of Dollars
                                  -----------                                    --------------------
11.     Accounts Payable .......................................                        - 0 -

12.     Taxes Payable ..........................................                        - 0 -

13.     Other Liabilities for Borrowed Money ...................                       25,425

14.     Other Liabilities ......................................

        (Itemize amounts greater than 15% of Line 14)                                   6,156
                Reserve for Taxes ........................ 3,128
                Taxes due to Parent Company .............. 1,923
                Accrued Expenses ......................... 1,058

15.     TOTAL LIABILITIES                                                              31,581
                                 EQUITY CAPITAL
                                 --------------
16.     Preferred Stock ........................................                        - 0 -

17.     Common Stock ...........................................                        2,000

18.     Surplus ................................................                       62,130

19.     Reserve for Operating Expenses .........................                        - 0 -

20.     Retained Earnings (Loss) ...............................                        7,232

21.     TOTAL EQUITY CAPITAL ...................................                       71,362

22.     TOTAL LIABILITIES AND EQUITY CAPITAL ...................                      102,943

I,      Robert L. De Paola, Vice President
   -----------------------------------------------------------------------------
              (Name and Title of Officer Authorized to Sign Report) of BNY Midwest Trust Company certify that the information contained in this statement is accurate to the best of my knowledge and belief. I understand that submission of false information with the intention to deceive the Commissioner or his Administrative officers is a felony.

                                Robert L. DePaola
                ------------------------------------------------
                (Signature of Officer Authorized to Sign Report)

Sworn to and subscribed before me is 13/th/ day of February , 2002. My
                                     ------        --------   ----
Commission expires May 15, 2003.
                   ------------

                                     Joseph A. Giacobino, Notary Public
                                     -------------------

(Notary Seal)



Person to whom Supervisory Staff should direct questions concerning this report.

     Christine Anderson                                (212) 503-4204
--------------------------------------    --------------------------------------
           Name                                  Telephone Number (Extension)